Exhibit 99.1

NOTICE TO THE MARKET

JBS OPENS TWO VALUE-ADDED FOOD PLANTS

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) hereby informs to its shareholders and the market, in accordance with Resolution of the Securities and Exchange Commission No. 44/21, that, on this Friday, celebrates the opening of two plants of its subsidiary, Seara Alimentos Ltda. (“Seara”), in the industrial complex located in the city of Rolândia, located in the north of the state of Paraná. The industrial complex will allow Seara to advance its expansion strategy into value-added products, particularly in chicken breaded products and hot dog segments. These plants are part of the investment plan announced by JBS in 2019 in the total amount of R$8 billion.

The new plants will be the most automated at Seara in Brazil and among the most modern at JBS worldwide, with global health safety standards.

The industrial complex also comes with sustainability protocols, such as rainwater collection, use of electric vehicles for local traffic, generation of solar energy in the parking lot and reuse of cellulose waste from the industrial process for transformation into fuel and/or composting, among other solutions.

In March of this year, the chicken breaded plant began its operation. On that occasion, there was the launch of Seara’s new line of breaded chicken, which alone has already driven the category’s growth in the country by 2.7 percentage points, according to recent data from the Kantar Institute. Currently, in this second stage, with the opening of the hot dog plant, the company expects to enhance its position in the market.

With the two new plants, Seara added 700 new employees, bringing the total industrial complex to 4,500 people.

Rolândia’s expansion reinforces JBS’ position in focusing on value-added products.

São Paulo, October 26, 2023.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer